September 9, 2019

Christopher Collier
Chief Financial Officer
FLEX LTD.
2 Changi South Lane
Singapore 486123

       Re: FLEX LTD.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed on May 21, 2019
           File No. 000-23354

Dear Mr. Collier:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services